Exscientia Appoints Harvard Professor Franziska Michor, Ph.D. to Board of Directors

— Renowned thought leader in computational biology and data science for cancer research —

— Over 180 publications on the evolutionary dynamics of cancer initiation, progression, response to therapy and emergence of resistance —

OXFORD, England (BUSINESS WIRE) – May 3, 2023 – Exscientia plc (Nasdaq: EXAI) today announced the appointment of Professor Franziska Michor, Ph.D. to its Board of Directors. Prof. Michor is a professor of Computational Biology in the Department of Data Science at the Dana-Farber Cancer Institute, in the Department of Biostatistics at the Harvard T.H. Chan School of Public Health, and in the Department of Stem Cell and Regenerative Biology at Harvard University. The Board now comprises seven directors.

“We are delighted to welcome Prof. Michor to our Board. Her extensive expertise in cancer research coupled with her deep understanding of computational and mathematical methods will be invaluable to Exscientia as we work to advance our pipeline of novel candidates developed with our patient-first AI platform,” said Prof. Andrew Hopkins, D.Phil., founder and Chief Executive Officer of Exscientia. “We believe Franziska’s insights and institutional knowledge from a leading cancer research centre will further support our aim of transforming the way we discover and develop the right drugs for the right patients in a data-driven way.”

Prof. Michor has over 20 years of experience in cancer research and has authored more than 180 publications. Her work currently focuses on the evolutionary dynamics of cancer initiation, progression, response to therapy and emergence of resistance. She serves as a scientific advisor for Zephyr AI, a seed-stage AI-enabled precision medicine start-up. She also co-founded and serves as a scientific advisor for Harbinger Health, an early cancer detection company. Prof. Michor holds a Ph.D. from the Harvard Department of Organismic and Evolutionary Biology. She is originally from Vienna, Austria and resides in Cambridge, Massachusetts.
“Exscientia’s platform combines deep technology expertise with precision medicine and has tremendous potential to successfully guide treatment selection and improve patient outcomes,” said Prof. Michor. “I’m delighted to join Exscientia’s Board, and I look forward to bringing my expertise in taking a computational approach to tackling cancer while working with the Company towards our shared objective of improving the lives of patients through better designed drugs and patient selection strategies.”

About Exscientia
Exscientia is an AI-driven precision medicine company committed to discovering, designing and developing the best possible drugs in the fastest and most effective manner. Exscientia developed the first-ever functional precision oncology platform to successfully guide treatment selection and improve patient outcomes in a prospective interventional clinical study, as well as to progress AI-designed small molecules into the clinical setting. Our internal pipeline is focused on leveraging our precision medicine platform in oncology, while our partnered pipeline broadens our approach to other therapeutic areas. By pioneering a new approach to medicine creation, we believe the best ideas of science can rapidly become the best medicines for patients.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including statements with regard to Exscientia’s expectations regarding its Board of Directors. Words such as “anticipates,” "believes," “expects,” "intends," "projects," "anticipates," and "future" or similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to the uncertainties inherent in predicting future results and conditions and no assurance can be given that the drug discovery and precision medicine platforms discussed above will be successful in optimising drug candidates for specific patient populations. The success of Exscientia’s platforms is subject to numerous factors, many of which are beyond the control of Exscientia, including, without limitation, the ability of Exscientia to design clinical trials that are cleared by the FDA and of healthcare providers to collect viable patient tissue samples. Exscientia undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

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